Exhibit (a)(5)(a)

ANTRIABIO, INC

SUPPLEMENTAL COMPANY INFORMATION DATED DECEMBER 15, 2016

DESCRIPTION OF BUSINESS

AntriaBio, Inc. (“AntriaBio”, the “Company”, “we” or “us”) is a biopharmaceutical company that develops novel, sustained release injectable therapies. We apply our proprietary formulation and manufacturing capabilities to known, well-characterized molecules to create differentiated, patent-protected therapies that have the potential to significantly improve existing standards of care.

Lead Product Candidate: AB101

Our lead product candidate (“AB101”), a microsphere formulation of PEGylated human recombinant insulin, is being developed as an extended acting basal insulin intended for once-weekly subcutaneous injection, for use alone and in combination with bolus prandial insulin or oral glucose lowering therapies, to improve glycemic control in patients with Type 1 and Type 2 Diabetes Mellitus. We believe that AB101 has the potential to provide a near peak-less, slow and uniform release of basal insulin. The current standard of care in the $11 billion basal insulin market is daily or twice a day injections.

AB101 Formulation

To formulate AB101 we use PEGylation chemistry to attach a low molecular weight (5000 Daltons) polyethylene glycol (“PEG”) to the phenylalanine amino acid residue on the N-terminus of insulin’s B peptide chain to create PEGylated insulin (“peginsulin”). By attaching a PEG in this fashion, human insulin becomes amphiphilic and can be uniformly co-dissolved in a solvent with a biodegradable polymer (“PLGA”). Following the dissolution of peginsulin and PLGA, the solvent is removed through an emulsification process and when dried, uniform microspheres are formed in a solid state solution. Prior to administration, the microspheres are reconstituted in an aqueous solution and when injected, the microspheres dissolve through hydrolysis, releasing insulin at a slow, steady and predictable rate over the course of a week.

AB101 Preclinical Studies and Clinical Plans

In 2015, as a precursor to our US clinical studies and in order to fulfill requirements of the US Food and Drug Administration (“FDA”) in support of an Investigational New Drug (“IND”) filing, we conducted pre-clinical studies, including acute and sub-acute toxicity studies in two species, safety pharmacology, and mutagenicity/genotoxicity studies.

The intended clinical development plan for AB101 is consistent with the FDA’s Guidance for Industry, Diabetes Mellitus: Developing Drugs and Therapeutic Biologics for Treatment and Prevention, and will be generally modeled after recent development programs for long-acting basal insulin products.  Variations will be introduced to account for the specific characteristics of AB101, as applicable.  The overall goal of the program will be to demonstrate efficacy and safety of once-weekly AB101 compared to currently available basal insulins.

The single ascending dose study in Type 1 and Type 2 Diabetes Mellitus will be followed by repeat dose pharmacokinetics and the pharmacodynamics studies.  Euglycemic clamping will be utilized to evaluate the time-action profile for glucose lowering following repeated once-weekly doses of AB101, and to determine steady-state.

In addition, the Company plans to conduct a Phase 2 program to assess and confirm the intended dosing profile, specifically of the once weekly dosing frequency, and for dose-ranging.  The Phase 3 registration program will comprise multiple studies to compare efficacy and safety to currently available basal insulins, in various combinations with bolus insulin and/or oral glucose lowering agents.  It will be of adequate size to meet recommended guidance for assessing chronic safety when used for Diabetes Mellitus.

Next Product Candidate: AB301

In September 2015, we announced the addition of AB301 to our product development pipeline. As a potential treatment for patients with type 2 diabetes, AB301 is a once-weekly injectable combination of a PEGylated human glucagon-like peptide-1 (“GLP-1”) agonist and AB101, our basal insulin lead product candidate. We believe that there is a potential advantage of combining a GLP-1 agonist with basal insulin to complement glycemic control while attenuating weight gain and hypoglycemic risk. As a once-weekly injectable therapy, AB301 would be differentiated from potential competing combination therapies that require daily injections. In vitro and in vivo studies completed to date indicate that AB301 has the potential to be a well-tolerated, effective therapy for type 2 diabetes and we are engaged in ongoing preclinical studies of AB301. Prior to initiating any IND-enabling studies for AB301, we are monitoring the FDA’s actions with respect to its evaluation around potential competing combination therapies.

Competition

We face competition from pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and private research organizations in recruiting and retaining highly qualified scientific personnel and consultants and in the development and acquisition of technologies.

If successfully commercialized, AB101 would compete directly against Sanofi’s Lantus and Toujeo, Novo Nordisk’s Levemir and Tresiba, Eli Lilly’s Basaglar as well as any other branded or biosimilar basal insulin therapies that obtain regulatory approval in advance of AB101.

Sanofi’s iGlarLixi and Novo Nordisk’s IDegLiraare daily injectable GLP-1 agonist and basal insulin combination therapies that are currently under regulatory review by the FDA. IDegLira was approved for commercial use in the European Union under the trade name Xultophy in September 2014. Adocia recently announced plans to develop BioChaperone Glargine Dulaglutide and BioChaperone Liraglutide, which are GLP-1 agonist and basal insulin combination therapies consisting of insulin glargine (Lantus®) and either Eli Lilly’s Trulicty (dulaglutide) or Novo Nordisk’s Victoza (liraglutide). If we successfully develop and commercialize AB301, it would compete directly against iGlarLixi, IDegLira, BioChaperone Glargine Dulaglutide, BioChaperone Liraglutide and any other GLP-1 agonist and basal insulin combination therapies that obtain regulatory approval. Sanofi and Novo Nordisk are large pharmaceutical companies with substantially greater financial, marketing and development resources than AntriaBio. Further, the pharmaceutical and biotechnology industries are very competitive and are characterized by rapid and continuous technological innovation.

We believe there are a number of additional therapies in preclinical and clinical development to treat diabetes that may result in effective, commercially successful treatments, including drugs that may be in development by Sanofi, Novo Nordisk, Eli Lilly and other organizations. Each of these therapies and others may compete with AB101 and AB301.

Intellectual Property

As an innovator in the development of extended release drug therapies, we are executing a patent strategy to protect technologies and inventions that are essential to our business. As part of this strategy, we will continue to build on our existing patent portfolio by filing patent applications for additional product candidates, and novel technologies, through ongoing research and development. Our patent strategy also involves relying upon trade secrets and know-how – particularly in formulation and manufacturing – in order to develop and maintain our competitive position.

One of our patents involves a single-step method for rapidly and efficiently preparing conjugates of insulin and its analogs with hydrophilic polymers, such as PEG. This method includes reacting a protein and a hydrophilic polymer in the presence of at least one organic solvent and at least one metal chelator, under near-neutral conditions. More specifically, this invention is directed to the site-specific modification of the proteins with PEG. It also provides a pharmaceutical formulation for the uniform mixture of the protein-PEG conjugate in a biodegradable polymer. This patent, which expires in April 2024, is issued in the US, Australia, India, Japan and Europe, and is pending in Canada, Brazil, China and Hong Kong.

As it relates to this invention, our lead product candidate, AB101, is comprised of a PEG molecule linked to human recombinant insulin specifically at the phenylalanine amino acid at position B1. We formulate a biodegradable microsphere that is a homogenous solid solution of PLGA and the insulin-PEG conjugate is formulated. We plan to apply this method of preparing protein-polymer conjugates, and formulating them with biodegradable polymers to future product candidates as well.

As part of our strategy to enhance our patent portfolio, in July 2014, we filed a nonprovisional patent application covering novel methods and systems used to create biodegradable microparticles with superior syringeability, injectability, flowability, and uniformity. This patent is issued in the US and is pending in other jurisdictions, which expires in 2034. The methods claimed in the patent are directed towards the microsphere manufacturing technology platform that is broadly applicable to current and future products under development.

Additionally, we filed a provisional patent application in December 2014 around novel compositions and systems used to create formulations for sustained release products that are used by themselves or in combination with other molecules. Further, we filed a provisional patent application in June 2015 around improved methods for site-specific amine pegylation.

We plan on filing additional patent applications over time that are directed towards both technology enhancements and product candidates.

Government Regulation

Regulation by governmental authorities in the US and other countries is a significant factor in the development, manufacture and marketing of pharmaceutical products. All of our potential products will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceutical therapies are subject to rigorous preclinical testing and clinical trials and other pre-market approval requirements by the FDA and regulatory authorities in foreign countries. Various federal, state and foreign statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products.

We are also subject to various federal, state, and local laws, regulations and recommendations relating to safe working conditions; laboratory and manufacturing practices; the experimental use of animals; and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research, development and manufacturing.

Research and Development

We incurred approximately $9,448,000 and $4,701,000 in research and development expenses for the years ended June 30, 2016 and 2015, respectively.

Employees

As of June 30, 2016, we had thirty full-time employees as well as four contract employees, all of whom have experience with pharmaceutical, biotechnology or medical product companies. None of our employees or contractors are covered by collective bargaining agreements.

Corporate Information

In March 2010, an entity was incorporated in Delaware (“Antria Acquisition Corp.”) with the express purpose of acquiring the assets of PR Pharmaceuticals, Inc., a corporation that prior to declaring bankruptcy in 2008, developed proprietary technology to be used with active pharmaceutical ingredients to create sustained release injectable formulations, including what is now known as AB101.

On July 26, 2010, the Company was incorporated in Nevada under the name “Fits My Style Inc.” and had no revenue and or operations other than capital formation and the development of a business plan related to the creation of a retail related mobile application.

On January 31, 2013, the following transactions occurred: (i) Antria Acquisition Corp. purchased the assets of PR Pharmaceuticals Inc.; (ii) Antria Acquisition Corp. became a wholly-owned operating subsidiary of the Company in a reverse merger; and (iii) the Company ceased operations of “Fits My Style” and instead became a sustained release biopharmaceutical corporation known as “AntriaBio, Inc.”

DESCRIPTION OF PROPERTY

Our corporate headquarters are located at 1450 Infinite Drive, Louisville, Colorado. On May 5, 2014, we entered into a lease agreement for the lease of 27,000 square feet of office, lab and clean room space in Louisville, Colorado.

Market Information

Our common stock is currently quoted on the OTCQB of the OTC Markets Group under the trading symbol “ANTB.” The OTCQB is an inter-dealer quotation and trading system and only market makers can apply to quote securities on the OTCQB. Trading in our common stock on the OTCQB has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. Further, these prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily represent actual transactions.

The following table sets forth the high and low last reported sale price information for our common stock for the fiscal quarters:

	Common Stock
	High	Low

First quarter 2015	$2.22	$1.35
Second quarter 2015	$1.50	$0.90
Third quarter 2015	$2.25	$1.21
Fourth quarter 2015	$2.00	$1.20
First quarter 2016	$2.00	$1.13
Second quarter 2016	$1.79	$1.03
Third quarter 2016	$1.50	$0.80
Fourth quarter 2016	$1.18	$0.80

Holders

As of September 26, 2016 there were of record approximately 346 holders of common stock.

Dividends

We have never paid cash dividends and intend to employ all available funds in the development of our business. We have no plans to pay cash dividends in the near future. If we issue in the future any preferred stock or obtain financing from a bank, the terms of those financings may contain restrictions on our ability to pay dividends for so long as the preferred stock or bank financing is outstanding.

Unregistered Sale of Equity Securities

On May 9, 2016 we entered into a consulting agreement with an investor relations firm. As part of the compensation for our investor relations firm, we agreed to issue a warrant to purchase 10,000 shares of common stock as part of the agreement in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act. The warrants contain a cashless exercise rights, and shall be adjusted both as to the number of Financing Warrant Shares and price into which and at which they are exercisable, based on any splits, conversions, or reorganizations that affect the Company’s common stock.

On April 29, 2016, we completed a close of a private placement transaction with accredited investors in which we issued either Class A Units or Class B Units. Each Class A Unit is priced at $1.10 and consists of one share of our common stock and one-half of one common share purchase warrant. If the Investor had previously invested in one of the Company’s previous private placement transactions and also invested a minimum of $50,000 in this private placement transaction, then the investor would receive Class B Units. Each Class B Unit is priced at $1.10 and consists of one share of common stock and one warrant. We issued an aggregate of 161,679 units and received gross cash proceeds of $178 thousand, excluding placement agent compensation, transaction costs, fees and expenses. We relied on an exemption from registration under Section 4(a)(2) of the Securities Act.

As part of the Placement Agent Agreement dated April 11, 2016, we agreed to modify existing warrants at the time of a financial close on the private placement transaction in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act. On June 24, 2016, we completed the close and modified existing warrants in which we re-issued warrants to purchase 327,046 shares of common stock at an exercise price of $1.32 per share.

Equity Compensation Plan Information

Upon our acquisition of Antria Acquisition Corporation pursuant to the Reverse Merger, we assumed the option agreements (“Assumed Options”). The Assumed Options are governed by the terms of their respective option agreements. The Assumed Options generally are nontransferable and expire no later than five years from the date of grant. All of the Assumed Options have vested as of June 30, 2016. The Assumed Options have an exercise price of $4.50 per share.

In June 2013, the Company approved the grant of options to purchase 8,334 shares of common stock to contractors of the Company. The options are governed by the terms of their respective option agreements and expire no later than five years from the date of the grant. The first 25% of the shares of common stock issuable and/or exercised under the option agreement vested immediately on the grant date with the remainder vesting in 25% intervals through October 2015. The options have an exercise price of $4.50.

On March 26, 2014, the Board and the holders of a majority of the Company’s issued and outstanding stock, adopted the Company’s 2014 Stock and Incentive Plan. With the effectiveness of the plan by stockholder approval, the board issued to executives, directors and other employees options to purchase 2,835,000 shares of common stock and have issued additional options to purchase 460,000 shares of common stock through June 30, 2015. The options are governed by the 2014 Stock and Incentive Plan and expire no later than seven years from the date of the grant. The options vest on a monthly basis over 48 months with some options subject to a one year cliff and have an exercise price based on the fair value of the common stock on the date of grant.

On February 23, 2015, the Board adopted the Company’s 2015 Non Qualified Stock Option Plan which allows the Company to issue up to 6,850,000 shares of common stock in the form of stock options. The 2015 Non Qualified Stock Option Plan will be administered by a committee of the Board, or the entire Board of a committee has not been formed. The Board or Committee has the authority to issue options to any eligible persons, which includes employees, officers, non-employee directors, consultants, independent contractors, or advisors providing services to the Company. The Board or Committee also determines the terms and conditions of any options issued. The Board has issued options to purchase 4,112,000 shares of common stock during the year ended June 30, 2015 and issued options to purchase an additional 285,000 shares of common stock through June 30, 2016. The options are governed by the 2015 Non Qualified Stock Option Plan and expire no later than ten years from the date of the grant. The options vest on a monthly basis over 48 months with some options subject to a one year cliff and have an exercise price based on the fair value of the common stock on the date of grant.

The following table displays equity compensation plan information as of June 30, 2016:

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	3,295,000	2.94	455,000
Equity compensation plans not approved by security holders	5,905,334	$2.63	2,453,000
Total	9,200,334	$2.74	2,908,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2016

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of contain forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” in our Annual Report on Form 10-K as filed with the SEC on September 28 2016. We assume no obligation to update forward-looking statements.

Summary

Since inception, we have raised $38.3 million, which has enabled us to advance our microsphere platform, including completing preclinical studies for our lead product candidate, AB101, a potential once-weekly injectable basal insulin for patients with type 1 and type 2 diabetes. We continue to believe that AB101’s unique human insulin based formulation has the potential to significantly disrupt the annual $11 billion basal insulin market that is dominated by daily injections of insulin analogs. Our primary objective is to manufacture clinical material in our Louisville, Colorado facility and to commence a clinical study at a contract research organization in Southern California. In order to achieve this objective, we will need to demonstrate that the formulation meets the intended specification at clinical scale, certify the sterility of our manufacturing process and raise additional capital.

Capital Requirements

Given our ongoing financial needs as well as our desired strategy to advance AB101 while scaling the business to include additional product candidates, we have reached a point in our evolution where we believe we need to raise capital in a different manner by conducting a relatively large institutionally focused round before the end of calendar year 2016. Fortunately, we have received a great deal of interest from the Korean investment community including large, sophisticated healthcare funds.

Concurrent with our planned capital raise in the 4th quarter of calendar year 2016, we will establish a subsidiary in Seoul which will be led by our Founder and Chairman of the Scientific Advisory Board, Dr. Hoyoung Huh. We plan to expand our core capabilities by tapping into the scientific prowess and know how that exists in Korea. In addition, we may also seek to in-license or acquire technologies and/or product candidates that complement our existing pipeline.

AB101 Update

In accordance with the initial feedback that we received from the FDA in 2015, as a precursor to filing an IND and starting a clinical study, we conducted a six-month stability study of the drug substance (PEGylated insulin) used in AB101, which was satisfactorily completed in June 2016. We also met face-to-face with the FDA in the 2nd quarter of calendar year 2016 in a pre-IND meeting to discuss our Phase 1 clinical study design. Notably, given the complexity of microsphere products, the agency advised us to ensure that our manufacturing process was robust before filing our IND and commencing a clinical study.

We have constructed a $3.2 million GMP sterile manufacturing suite in our Louisville, Colorado facility to produce AB101 material suitable for injection into patients. Based on the guidance received from the FDA and introduction of a senior manufacturing leader to the Louisville site, in calendar year 2016 we have been methodically engineering, testing and certifying the processes to be used in clinical manufacturing, to include the sterility assurance of the process and product as mandated by the FDA. In the 3rd quarter of calendar year 2016 we have successfully demonstrated our process by manufacturing sample batches of AB101 material at clinical scale. This has been a significant and complex scientific and engineering undertaking, as prior to this calendar year we had only manufactured AB101 in small non-sterile batches in our laboratories for use in animal studies and for analytical purposes. Furthermore, as part of our testing process we have needed to make adjustments to certain equipment, including further customization in specific instances. This combined endeavor, coupled with delays that we have experienced in receiving specialized parts and equipment from third party suppliers, has contributed to extending the timeline that we established in calendar year 2015 to commence clinical studies.

We have made significant progress in demonstrating that we can manufacture AB101 at clinical scale, but we still must demonstrate that our manufacturing process can be conducted in a sterile fashion prior to making AB101 material for the clinical study, a fundamental and mandated exercise to ensure patient safety in the clinic. Qualifying the sterility of a manufacturing process and environment is generally complex and particularly so when manufacturing microsphere products as AB101 cannot be sterile filtered as is common with most injectable products. Based on our current timeline, which includes a capital raise to be completed prior to the end of calendar year 2016, we are planning to have our facility fully qualified to enable the manufacture of clinical material by the end of the first quarter of calendar year 2017. Following the financing and manufacturing campaign, we will plan to file an IND with the FDA and commence the clinical study in the first half of calendar year 2017.

Naked Short Selling

Our stock price has been under downward pressure for over a year. Following some investigation and with the assistance of outside advisors, we believe we are the target of naked short selling. Naked short selling is when traders sell short shares they do not possess and have not confirmed their ability to possess. This means they are betting the price of the shares will go down and they do not intend to consummate the transaction, but instead intend to settle the transaction in cash.

Naked short selling, a practice that is prohibited by the SEC's Regulation SHO, damages the value of companies by artificially pushing a company’s stock price down. In fact, the lower the price, the better. Upon tracking our trading activity, we have determined that approximately 44% of our daily trading volume is short selling and we believe that short sellers have been lax in complying with Regulation SHO. We will continue working with outside advisors to address this problem.

Significant Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to the useful lives of depreciable assets, the fair value of share-based payments and warrants, fair value of derivative instruments, income tax valuation allowances and the probability and potential magnitude of contingent liabilities. Management bases its estimates and judgments on historical experience and on various factors that are believed to be reasonable under the circumstance, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The methods, estimates, and judgments used by us in applying these most critical accounting policies have a significant impact on the results we report in our consolidated financial statements.

Patents

Costs of establishing patents consisting of legal fees paid to third parties and related costs are currently expensed as incurred. We will continue this practice unless we can demonstrate that such costs add economic value to our business, in which case we will capitalize such costs as part of intangible assets. The primary consideration in making this determination is whether or not we can demonstrate that such costs have, in fact, increased the economic value of our intellectual property. The $68,000 value of the patents acquired in connection with the asset acquisition from PRP is being amortized over the remaining patent lives of approximately eight years.

Research and Development

Research and development costs are expensed as incurred. These costs consist primarily of expenses for personnel engaged in the design and development of product candidates, the scientific research necessary to produce commercially viable applications of our proprietary drugs, early stage clinical testing of product candidates, and development equipment and supplies, facilities costs and other related overhead.

Stock-Based Compensation

We account for stock-based payments by recognizing compensation expense based upon the estimated fair value of the awards on the date of grant. We determine the estimated grant date fair value of options using the Black-Scholes option pricing model and recognize compensation costs ratably over the vesting period using the straight-line method. Common stock issued in exchange for services is recorded at fair value of the common stock at the date which we became obligated to issue the shares. The value of the shares is expensed over the requisite service period.

Derivatives

We account for our liability warrants by recording the fair value of the warrant derivative liability. The fair value of the warrants is calculated using either the Black-Scholes pricing model or the Lattice Model. We recorded the derivative expense at the inception of each instrument reflecting the difference between the fair value and the cash received. Changes in the fair value in subsequent periods were recorded to derivative gains or losses for the period.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, we recognize deferred assets and liabilities based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. We establish a valuation allowance for all deferred tax assets for which there is uncertainty regarding realization.

Results of Operations

The Company recorded net losses of $14,935,542 and $11,362,364 for the years ended June 30, 2016 and 2015, respectively.

Revenues - We are a preclinical stage company and have not yet generated any revenues.

Expenses – Research and development costs include salaries, benefits and other staff-related costs; consultants and outside costs; material manufacturing costs; and facilities and other costs. Research and development costs for the years ended June 30, 2016 and 2015 were $9,448,388 and $4,701,209, respectively. The increase is due to the Company increasing the number of research and development employees. The Company has also seen a significant increase in the manufacturing costs as the Company completed preclinical studies in the current year and had increased the manufacturing costs as we are doing more development work to manufacture AB101.

General and administrative costs as of June 30, 2016 and 2015 were $5,502,902 and $5,996,673, respectively. The decrease is mainly due to the Company no longer using several consultants in 2016 that were used in 2015. The remaining expenses have remained fairly consistent between the years ended June 30, 2016 and 2015.

Factors impacting our Results Operations

We have not generated any revenues since our inception in March 2010. Since inception, we have engaged in organizational activities, conducted private placements which raised additional capital, built out the manufacturing suite, produced material for our lead product candidate under good laboratory practices (GLP), conducted studies using the GLP material, and conducted research and development on our pipeline product candidates.

Due to the time required to conduct clinical trials and obtain regulatory approval for any of our product candidates, we anticipate it will be some time before we generate substantial revenues, if ever. We expect to generate operating losses for the foreseeable future, therefore we are continuing to evaluate raising additional capital in the near future to maintain the current operating plan. We cannot assure you that we will secure such financing or that it will be adequate to execute our business strategy. Even if we obtain this financing, it may be costly and may require us to agree to covenants or other provisions that will favor new investors over our existing stockholders.

Net Cash Used in Operating Activities

During the year ended June 30, 2016, our operating activities used approximately $10.5 million in cash. The use of cash was $4.6 million lower than the net loss due to non-cash charges for stock-based compensation, derivative expenses, amortization and depreciation as well as other non-cash activities. Net cash used in operating activities also included a $42,083 increase in other assets and cash provided by a $26,370 increase in accounts payable and accrued expenses and a $105,484 decrease in the deferred lease liability.

During the year ended June 30, 2015, our operating activities used approximately $7.1 million in cash. The use of cash was $3.9 million lower than the net loss due to non-cash charges for stock-based compensation, derivative expenses, amortization and depreciation as well as other non-cash activities. Net cash provided by operating activities also included a $172,514 decrease in other assets and a $436,688 increase in accounts payable and accrued expense and cash used in operating activities of a $264,716 decrease in accounts payable and accrued expenses – related party.

Net Cash Used in Investing Activities

Net cash used in investing activities during the year ended June 30, 2016 was $1,454,123. During the year, the Company purchased $2,091,790 of fixed assets for the facility, received $187,500 as a return of the security deposit on the lease of the facility and had a decrease in restricted cash of $450,167 as the construction project was completed and the restriction was released.

Net cash used in investing activities during the year ended June 30, 2015 was $3,613,124. During the year, the Company purchased $3,107,957 of fixed assets for the facility, paid $55,000 for the acquisition of the contingent liabilities from the Estate of PRP and had an increase in restricted cash of $450,167 which is being restricted for the construction of the lab and manufacturing facilities.

Net Cash from Financing Activities

Net cash provided by financing activities during the year ended June 30, 2016 was $10,725,928. During the year, the Company received proceeds from the issuance of preferred stock of $6,347,615 and proceeds from an equity issuance of $5,362,521 and paid out issuance costs of $890,357. The Company also made lease payments of $93,851.

Net cash provided by financing activities during the year ended June 30, 2015 was $10,036,190. During the year, the Company received proceeds from equity financings of $11,175,656 and paid out issuance costs of $1,071,568. The Company also made payments of $67,898 on the lease payable.

Liquidity and Capital Resources

As of June 30, 2016, we have approximately $4.1 million in cash on hand and working capital of approximately $2.8 million. During the year ended June 30, 2016, we closed on a Series A Preferred Stock Offering in which we issued Series A Preferred Stock. On June 24, 2016, with the consent of the Series A Stockholders all of the Series A Preferred Stock was converted to common stock and warrants. During the year ended June 30, 2016, we also closed on an equity transaction in which we issued units consisting of one share of common stock and a warrant to purchase either one-half or one share of common stock.

The Company received net proceeds of approximately $11.7 million from the transactions above. While we do have cash on hand, we anticipate that we will need an additional $15 million to cover operating expenses, clinical trials of AB101 and continuing research and development of our product pipeline through the calendar year end 2017. We are currently evaluating raising additional capital to fund our current and future operations.

Going Concern

The continuation of our business is dependent upon obtaining further financing and achieving a break even or profitable level of operations in our business. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current or future stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments. There are no assurances that we will be able to obtain additional financing through private placements and/or bank financing or other means necessary to support our working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to us. These conditions raise substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

We had no off-balance sheet transactions.

Contractual Obligations

The following table summarizes our contractual obligations at June 30, 2016.

	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Operating lease obligations	$1,480,214	$370,252	$1,109,962	$-	$-
Capital lease obligations	23,128	23,128	-	-	-
Total	$1,503,342	$393,380	$1,109,962	$-	$-

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2016

General

This discussion and analysis should be read in conjunction with the accompanying financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors.

Summary

Since inception, we have raised over $40 million, which has enabled us to advance our microsphere platform, including completing preclinical studies for our lead product candidate, AB101, a potential once-weekly injectable basal insulin for patients with type 1 and type 2 diabetes. We continue to believe that AB101’s unique human insulin based formulation has the potential to significantly disrupt the annual $11 billion basal insulin market that is dominated by daily injections of insulin analogs. Our primary objective is to manufacture clinical material in our Louisville, Colorado facility and to commence a clinical study at a contract research organization in Southern California. In order to achieve this objective, we will need to demonstrate that the formulation meets the intended specification at clinical scale, certify the sterility of our manufacturing process and raise additional capital.

Capital Requirements

Given our ongoing financial needs as well as our desired strategy to advance AB101 while scaling the business to include additional product candidates, we have reached a point in our evolution where we believe we need to raise capital in a different manner by conducting a relatively large institutionally focused round before the end of calendar year 2016. Fortunately, we have received a great deal of interest from the Korean investment community including large, sophisticated healthcare funds. We are currently in the process of meeting with various groups to determine the level of interest by Korean investors and funds. There can be no assurance that such capital will be available to us on acceptable terms or at all. If Korean investments do not formalize then the Company will need to explore alternative financing options.

Concurrent with our planned capital raise in the 4th quarter of calendar year 2016, we are in the process of establishing a subsidiary in Seoul which will be led by our Founder and Chairman of the Scientific Advisory Board, Dr. Hoyoung Huh. We plan to expand our core capabilities by tapping into the scientific prowess and know how that exists in Korea. In addition, we may also seek to in-license or acquire technologies and/or product candidates that complement our existing pipeline.

AB101 Update

In accordance with the initial feedback that we received from the FDA in 2015, as a precursor to filing an IND and starting a clinical study, we conducted a six-month stability study of the drug substance (PEGylated insulin) used in AB101, which was satisfactorily completed in June 2016. We also met face-to-face with the FDA in the 2nd quarter of calendar year 2016 in a pre-IND meeting to discuss our Phase 1 clinical study design. Notably, given the complexity of microsphere products, the agency advised us to ensure that our manufacturing process was robust before filing our IND and commencing a clinical study.

We have constructed a $3.2 million GMP sterile manufacturing suite in our Louisville, Colorado facility to produce AB101 material suitable for injection into patients. Based on the guidance received from the FDA and introduction of a senior manufacturing leader to the Louisville site, in calendar year 2016 we have been methodically engineering, testing and certifying the processes to be used in clinical manufacturing, to include the sterility assurance of the process and product as mandated by the FDA. In the 3rd quarter of calendar year 2016 we have successfully demonstrated our process by manufacturing sample batches of AB101 material at clinical scale. This has been a significant and complex scientific and engineering undertaking, as prior to this calendar year we had only manufactured AB101 in small non-sterile batches in our laboratories for use in animal studies and for analytical purposes. Furthermore, as part of our testing process we made adjustments to certain equipment, including further customization in specific instances. This combined endeavor, coupled with delays that we have experienced in receiving specialized parts and equipment from third party suppliers, contributed to extending the timeline that we established in calendar year 2015 to commence clinical studies.

We have made significant progress in demonstrating that we can manufacture AB101 at clinical scale, and we are finalizing our sterility assurance campaign, which will demonstrate that our manufacturing process can be conducted in a sterile fashion prior to making AB101 material for the clinical study, a fundamental and mandated exercise to ensure patient safety in the clinic. Qualifying the sterility of a manufacturing process and environment is generally complex and particularly so when manufacturing microsphere products as AB101 cannot be sterile filtered as is common with most injectable products. Prior to the end of 1st quarter of calendar year 2017, we are planning to have completed a capital raise and have our facility fully qualified to enable the manufacture of clinical material. Following the financing and manufacturing campaign, we will plan to file an IND with the FDA and commence the clinical study in the first half of calendar year 2017.

Significant Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to the estimated useful lives and impairment of depreciable assets, the fair value of share-based payments and warrants, fair value of derivative instruments, income tax valuation allowances and contingencies. Management bases its estimates and judgments on historical experience and on various factors that are believed to be reasonable under the circumstance, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The methods, estimates, and judgments used by us in applying these most critical accounting policies have a significant impact on the results we report in our consolidated financial statements.

Results of Operations

For Three Months Ended September 30, 2016 and 2015

Results of operations for the three months ended September 30, 2016 (the “2017 quarter”) and the three months ended September 30, 2015 (the “2016 quarter”) reflected losses of $3,815,867 and $3,287,950, respectively.

Revenues

We are a preclinical stage company and have not generated any revenues since inception.

Expenses

Research and development costs include salaries, benefits and other staff-related costs; consultants and outside costs; material manufacturing costs; and facilities and other costs. Research and development costs were approximately $2,486,000 in the 2017 quarter compared to $1,968,000 in the 2016 quarter. The main increase is due to the Company continuing to hire significant staff to manufacture clinical material during the 2017 quarter.

General and administrative costs were approximately $1,338,000 in the 2017 quarter compared to $1,331,000 in the 2016 quarter. The general and administrative costs have remained fairly consistent as most of these costs are fixed and remain fairly consistent from quarter to quarter.

Liquidity and Capital Resources

As of September 30, 2016, we have approximately $3.4 million in cash on hand and working capital of approximately $2.2 million. During the year ended June 30, 2016, we closed on a Series A Preferred Stock Offering in which we issued Series A Preferred Stock. On June 24, 2016, with the consent of the Series A Stockholders all of the Series A Preferred Stock was converted to common stock and warrants. During the year ended June 30, 2016, we also closed on an equity transaction in which we issued units consisting of one share of common stock and a warrant to purchase either one-half or one share of common stock. During the three months ended September 30, 2016, we performed additional closes on the equity transaction from June 30, 2016.

The Company received net proceeds of approximately $14.7 million from the transactions above. While we do have cash on hand, we anticipate that we will need an additional $10 million to cover operating expenses, clinical trials of AB101 and continuing research and development of our product pipeline through the calendar year end 2017. We are currently evaluating raising additional capital to fund our current and future operations. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to us.

Going Concern

The continuation of our business is dependent upon obtaining further financing and achieving a break even or profitable level of operations in our business. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current or future stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments. There are no assurances that we will be able to obtain additional financing through either private placements, and/or bank financing or other loans necessary to support our working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to us. These conditions raise substantial doubt about our ability to continue as a going concern.

Recent Accounting Pronouncements

See Note 2 to the consolidated financial statements included in our Quarterly Report on Form 10-Q as filed with the SEC on November 14, 2016 regarding the impact of certain accounting pronouncements on our consolidated financial statements.

Off-Balance Sheet Arrangements

We had no off-balance sheet transactions.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth certain information with respect to our current directors, executive officers and key employees. The term for each director expires at our next annual meeting or until his or her successor is appointed. The ages of the directors, executive officer and key employees are shown as of September 26, 2016.

Name	Position	Age
Nevan C. Elam	Chief Executive Officer and Chairman of the Board	48 (1)
Sankaram Mantripragada, Ph.D.	Chief Scientific Officer	57 (2)
Hoyoung Huh, Ph.D.	Director, Chairman of the Scientific Advisory Board and Business Development	46 (3)
Barry Sherman, M.D	Director	75 (4)
David F. Welch, Ph.D.	Director	55 (5)
Morgan Fields	Chief Accounting Officer	36 (6)

(1)	Effective January 31, 2013, Nevan C. Elam was appointed as Chief Executive Officer and as a member of the Board for AntriaBio. Effective December 31, 2013, Nevan Elam was appointed as Chairman of the Board.
(2)	Effective January 31, 2013, Sankaram Mantripragada was appointed as Chief Scientific Officer for AntriaBio.
(3)	Effective January 31, 2013, Hoyoung Huh was appointed as a member of the Board of AntriaBio. Effective January 1, 2015, Dr. Huh was appointed as the Chairman of the Scientific Advisory Board and Business Development.
(4)	Effective July 18, 2014, Barry Sherman, M.D. was appointed as a member of the Board of AntriaBio.
(5)	Effective July 24, 2015, David Welch was appointed as a member of the Board of AntriaBio.
(6)	Effective July 18, 2014, Morgan Fields was appointed as Chief Accounting Officer for AntriaBio.

Set forth below is biographical information with respect to each of the aforementioned individuals.

Nevan C. Elam. Mr. Elam serves as our Chief Executive Officer and as the Chairman of our Board. Mr. Elam was as a Managing Director of Konus Advisory Group, Inc. from January 2012 to September 2014. Prior to his service with Antria and Konus Advisory Group, Inc., Mr. Elam served as Chief Executive Officer and President of AeroSurgical Ltd., a medical device company operating out of Ireland. Prior to his service with AeroSurgical Ltd., Mr. Elam was Head of the Pulmonary Business Unit and Senior Vice President of Nektar Therapeutics from April, 2007 through December 2008 and served as Nektar's Senior Vice President of Corporate Operations and General Counsel from January 2005 through April 2007. From March 2004 through December 2004, Mr. Elam served as an Advisor to E2open, Inc. From February 2002 through March 2004, Mr. Elam served as Chief Financial Officer of E2open and from October 2000 to February 2002, he served as Vice President of Business and Corporate Development of E2open. Prior to E2open, Mr. Elam was a Partner in the corporate practice of the law firm of Wilson Sonsini Goodrich & Rosati, where he served for eight years. He serves as Director of pH Pharma, Co., Ltd, Savara, Inc., AeroSurgical Ltd. and Aerogen Ltd. Mr. Elam received his Juris Doctorate from Harvard Law School and a Bachelors of Arts from Howard University. We believe that Mr. Elam’s experience advising pharmaceutical companies of their unique legal and regulatory obligations qualifies him to serve on the Board.

Sankaram Mantripragada, Ph.D. Dr. Mantripragada serves as our Chief Scientific Officer. Prior to his service with our Company, Dr. Mantripragada served as the Chief Scientific Officer of Antria Delaware. Prior to his service with Antria Delaware, Dr. Mantripragada served as VP of Research and Development of PR Pharmaceuticals from June 2005 until October 2009. From October 2004 until June 2005, Dr. Mantripragada was an advisor to companies specializing in diabetes, cell-based therapies and cardiovascular diseases. Dr. Mantripragada served as Director, Research and Development of Guidant Corporation, now part of Abbott Vascular, from September 2003 until October 2004. Prior to that, he served as Director, Research and Development and Vice President, Scientific Development of SkyePharma from September 1992 until September 2003. Prior to that, he was an Assistant Professor of Biochemistry at the University of Virginia, School of Medicine from January 1989 until September 1994. Dr. Mantripragada obtained his Ph.D. in Molecular Biophysics from the Indian Institute of Science and completed a postdoctoral research program at the Max Planck Institute for Biophysical Chemistry in Germany.

Hoyoung Huh, M.D., Ph.D. Dr. Huh serves as a member of our Board, Chairman of our Scientific Advisory Board and Business Development. Dr. Huh is also currently the Chief Executive Officer and Chairman of pH Pharma, Co., Ltd. Dr. Huh was a Managing Director of Konus Advisory Group, Inc. from January 2012 to September 2014 with Mr. Elam. Prior to founding Konus Advisory Group, Inc., Dr. Huh was Chief Executive Officer of BiPar Sciences, Inc. from February 2008 until December 2010. In addition, Dr. Huh has been involved in the formation, management and board positions of multiple biotechnology and innovation-based companies. Dr. Huh currently serves as the Chairman of the Board of Geron Corporation and CytomX Therapeutics as well as on the board of directors for Addex Therapeutics, ReSurge International and SF Jazz. Dr. Huh holds an M.D. from Cornell University Medical College, a Ph.D. in Genetics/Cell Biology from the Cornell University/Sloan-Kettering Institute, and a Bachelor’s degree in biochemistry from Dartmouth College. We believe that Dr. Huh’s medical experience and his experience working with pharmaceutical companies qualifies him to serve on the Board.

Barry Sherman, M.D. Dr. Sherman serves as a member of our Board. Dr. Sherman was most recently President and CEO of StemPar Sciences, a newly formed company in the emerging field of cancer metabolism. He has more than 30 years of experience in academic and pharmaceutical biomedical research. Dr. Sherman was Genentech's first Senior Vice President and Chief Medical Officer, served as President and CEO of Anergen Inc., and was a founder of Pain Therapeutics and BiPar Sciences. Prior to joining Genentech in 1985, Dr. Sherman was Professor of Medicine and Endocrinology at the University of Iowa-College of Medicine, where he served as Associate Chairman of the Department of Internal Medicine and Director of the National Institutes of Health-Sponsored Clinical Research Center. Dr. Sherman is a graduate of the University of Michigan where he received both his A.B. and M.D. degrees with honors. We believe that Dr. Sherman’s medical experience and his experience working with pharmaceutical companies qualifies him to serve on the Board.

David F. Welch, Ph.D. Dr. Welchserves as a member of our Board. Dr. Welch is the co-founder of Infinera Corporation and has served as the President since June 2013 and as a member of the Board since October 2010. Dr. Welch has served in various executive roles within Infinera Corporation since May of 2001. Prior to joining Infinera, Dr. Welch served in various executive roles, including as Chief Technology Officer of the Transmission Products Group of JDS Uniphase Corporation, an optical component company, and Chief Technology Officer and Vice President of Corporate Development of SDL Inc., an optical component company. Dr. Welch holds over 130 patents, and has been awarded the Optical Society of America’s (“OSA”) Adolph Lomb Medal, Joseph Fraunhofer Award, the John Tyndall Award and the IET JJ Thompson Medal for Achievement in Electronics, in recognition of his technical contributions to the optical industry. He is a Fellow of OSA and the Institute of Electrical and Electronics Engineers. We believe that Dr. Welch’s leadership experience and his experience with public companies qualifies him to serve on the Board.

Morgan Fields. Ms. Fields serves as our Chief Accounting Officer. Ms. Fields, has served as the Controller of Antria Delaware since October 2012. Prior to joining AntriaBio, Ms. Fields was an Assurance Director with McGladrey LLP and had been with McGladrey LLP since 2003. Ms. Fields received her Bachelor's degree in accounting as well as her Masters in Accounting from the University of Northern Iowa.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Legal Proceedings

During the past ten years, we are not aware of any legal proceedings to which any of our executive officers or any associate of any of our executive officers, directors or person nominated to become a director was involved in which is required to be disclosed pursuant to Item 401(f) of Regulation S-K.

Code of Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors. The code is available on our web site, www.antriabio.com, under the “Investor Relations” tab. We intend to disclose future amendments to, or waivers from, certain provisions of our code of ethics, if any, on the above website within four business days following the date of such amendment or waiver.

Committees of the Board of Directors

We have no standing audit, compensation, corporate governance or nominating committee as our entire Board performs the function of each of these committees. We do not have a financial expert on our Board, however we will consider adding a financial expert as we continue to grow and increase our Board.

The Company has established a Scientific Advisory Board. Dr. Huh serves as the Chairman of the Scientific Advisory Board. The other members of the board are Fredrick B. Kraemer, M.D., Philip Home, M.A., D.Phil., D.M., F.R.C.P., Jerrold Olefsky, M.D., Andrew R. Hoffman, M.D., and C. Ronald Kahn, M.D.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the SEC and to provide us with copies of those filings. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during the period from July 1, 2015 to June 30, 2016, other than Hoyoung Huh, all filing requirements applicable to its officers, directors and ten percent beneficial owners were complied with.

Hoyoung Huh, a director and stockholder of Antria Delaware did not timely report the sale of his beneficial ownership of shares and his acquisition of shares in the equity offering on one Form 4.

Non-Employee Director Compensation

In consideration for their service on the Board, Antria compensates its non-employee directors with an annual fee as well as in the form of options for each year for their continued service. Antria also reimburses its directors for reasonable out of pocket expenses incurred in attending Antria’s board meetings and in carrying out their board duties. During the fiscal year ended June 30, 2016, Dr. Sherman was paid $25,000 in director fees. During the fiscal year ended June 30, 2015, Dr. Sherman was paid $12,500 in director fees and was granted an option to purchase up to 75,000 shares of common stock under the 2014 Stock and Incentive Plan and 187,000 shares of common stock under the 2015 Non Qualified Stock Option Plan.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the particulars of compensation paid to our current executive officers during the periods ending June 30, 2016 and 2015.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Award ($) (e)	Option Award ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Current Named Executive Officers

Nevan Elam (1)	2016	450,000	135,000	-	1,748,219	-	-	18,422	2,351,641
Chief Executive Officer	2015	420,000	195,000	-	1,426,287	-	-	7,965	2,049,252

Sankaram Mantripragada (2)	2016	350,000	78,750	-	650,719	-	-	25,360	1,104,829
Chief Scientific Officer	2015	322,500	218,000	-	505,740	-	-	23,255	1,069,495

Hoyoung Huh (3)
Chairman of Scientific Advisory	2016	216,000	-	-	544,318	-	-	17,929	778,247
Board and Business Development	2015	108,000	95,000	-	218,051	-	-	7,638	428,689

Morgan Fields (4)	2016	145,000	36,250	-	200,553	-	-	13,410	395,213
Chief Accounting Officer	2015	135,000	25,312	-	120,586	-	-	11,272	292,170

(1)	Mr. Elam was appointed the Chief Executive Officer of Antria Delaware on June 1, 2012 and was appointed the Chief Executive Officer of AntriaBio on January 31, 2013. Mr. Elam received a base salary of $230,000 beginning in June 2012 which increased to $390,000 on March 26, 2014 and increased to $450,000 effective January 1, 2015. On September 26, 2016, the Board approved a bonus to Mr. Elam of $135,000 related to calendar year 2015. The Board approved a bonus to Mr. Elam on February 23, 2015 of $195,000 which Mr. Elam elected to defer and have paid at a later date. The other compensation also includes employee benefits that the Company paid.

(2)	Dr. Mantripragada was appointed the Chief Scientific Officer of Antria Delaware on April 1, 2012 and was appointed the Chief Scientific Officer of AntriaBio on January 31, 2013. Dr. Mantripragada is to receive a base salary of $275,000 beginning in April 2012 which increased to $295,000 on January 1, 2013 and increased to $350,000 effective January 1, 2015. On September 26, 2016, the Board approved a bonus to Dr. Mantripragada of $78,750 related to calendar year 2015. The Board approved a bonus to Dr. Mantripragada on February 23, 2015 of $218,000 which Dr. Mantripragada elected to defer and have paid at a later date. The other compensation also includes employee benefits that the Company paid.

(3)	Dr. Huh was appointed as an executive officer on January 1, 2015. Dr. Huh is to receive a base salary of $216,000 beginning on January 1, 2015 and received a one-time bonus of $95,000 of which Dr. Huh elected to defer $47,500 until a later date. The other compensation also includes employee benefits that the Company paid for the employee. Prior to January 1, 2015 all compensation was as a director. See “Director Compensation” table.

(4)	Ms. Fields was appointed the Chief Accounting Officer on July 18, 2014 with a base salary of $130,000 which was increased to $145,000 effective January 1, 2015. On September 26, 2016, the Board approved a bonus to Ms. Fields of $36,250 related to calendar year 2015. The other compensation also includes employee benefits that the Company paid for the employee. All previous compensation was as non-executive compensation.

Outstanding Equity Awards

The following table provides a summary of equity awards outstanding for each of the Named Executive Officers and Directors as of June 30, 2016:

Name (a)	Number of Securities Underlying Unexercised Options Exerciable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Equity Incentive Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)

Nevan C. Elam	583,334	-	-	$4.50	1/30/2018
	759,375	-	590,625	$3.12	3/26/2021
	580,000	-	1,160,000	$2.06	2/23/2025
	1,922,709		1,750,625

Sankaram Mantripragada, Ph.D.	166,667	-	-	$4.50	1/30/2018
	281,250	-	218,750	$3.12	3/26/2021
	231,667	-	463,333	$2.06	2/23/2025
	679,584		682,083

Hoyoung Huh, M.D., Ph.D	416,667	-	-	$4.50	1/30/2018
	196,875	-	153,125	$3.12	3/26/2021
	269,333	-	538,667	$2.06	2/23/2025
	882,875		691,792

Morgan Fields	4,167	-	-	$4.50	1/30/2018
	61,875	-	48,125	$3.12	3/26/2021
	11,979	-	13,021	$1.84	7/18/2021
	102,333	-	204,667	$2.06	2/23/2025
	180,354		265,813

Barry Sherman, M.D.	35,938	-	39,062	$1.84	7/18/2021
	62,333	-	124,667	$2.06	2/23/2025
	98,271		163,729

Director Compensation

The following table shows the particulars of compensation paid to our current directors during the years ending June 30, 2016 and 2015.

Name and Principal Position (a)	Year (b)	Fees earned or paid in Cash ($) (c)	Stock Award ($) (d)	Option Award ($) (e)	Non-Equity Incentive Plan Compensation ($) (f)	Nonqualified Deferred Compensation Earnings ($) (g)	All Other Compensation ($) (h)	Total ($) (i)
Current Named Directors

Nevan Elam (1)	2016	-	-	-	-	-	-	-
	2015	-	-	-	-	-	-	-

Hoyoung Huh (2)	2016	-	-	-	-	-	-	-
	2015	-	-	109,837	-	-	-	109,837

Barry Sherman (3)	2016	25,000	-	99,638	-	-	-	124,638
	2015	12,500	-	47,508	-	-	-	60,008

David Welch (4)	2016	-	-	-	-	-	-	-
	2015	-	-	-	-	-	-	-

(1)	The only compensation received by this individual was for serving as an officer of the company and included in the executive compensation.

(2)	Dr. Huh received options to purchase 350,000 shares on March 28, 2014. Effective January 1, 2015, Dr. Huh was appointed as an executive officer and all compensation became as an officer of the Company.

(3)	On July 18, 2014, Dr. Sherman was appointed as a director of the Board. On July18, 2015, he received options to purchase 75,000 shares of common stock and on February 23, 2015, he received options to purchase 187,000 shares of common stock. Dr. Sherman is also to receive an annual fee of $25,000.

(4)	On July 24, 2015, Dr. Welch was appointed as a director of the board. Dr. Welch received no compensation for the years ending June 30, 2016 and 2015.

Employment Agreements

Nevan Elam

On June 18, 2012, we entered into an agreement with Nevan Elam to serve as Chief Executive Officer of Antria Delaware. Under the terms of this agreement, Mr. Elam will be entitled to receive an annual base of two hundred thirty thousand dollars ($230,000) until the executive commits full time to the business at which time his salary will increase to three hundred fifty thousand dollars ($350,000). At any time following the date of Mr. Elam’s employment agreement, the Board may request in writing that Mr. Elam commit one hundred percent (100%) of his time and energy to the business of the Company and Mr. Elam shall have 60 days to comply with the Board’s request or shall tender his resignation as an officer of the Company. Mr. Elam is entitled to an annual bonus equal to forty percent (40%) of his base salary based on criteria set by the Board. Mr. Elam is also eligible for a one-time bonus when the Company raises an aggregate of five million dollars in financing. Mr. Elam is also eligible to receive grants of options to purchase shares of common stock as consideration for services rendered. Mr. Elam will be eligible to participate in all benefit programs available to our executives and employees, including any employee incentive option plan, and medical and dental benefit plans. We will also provide life and disability insurance. Also under the terms of the agreement, Mr. Elam will be entitled to reimbursement for reasonable travel and business expenses and receives a monthly automobile allowance. Additionally, at age 65, Mr. Elam is entitled to a pension benefit equal to one-month's salary for each year of employment. The agreement requires Mr. Elam to undertake certain confidentiality, non-competition and non-solicitation obligations. In the event that we terminate Mr. Elam’s employment without cause, the Company will pay the base salary severance on a monthly basis to Mr. Elam for a period of six months.

On March 26, 2014, we entered into an amended and restated employment agreement with Mr. Elam, amending his employment agreement. The amended employment agreement provides, among other things, for: (i) an increase in Mr. Elam’s base salary from $230,000 to $390,000; (ii) a termination of the bonus due to Mr. Elam under the Employment Agreement upon the Company raising at least $5,000,000 in an equity financing; (iii) a termination of the car allowance granted to Mr. Elam under the Employment Agreement; and (iv) the termination of the pension benefit at the age of 65 equal to one-month salary for each year of employment.

On February 23, 2015, we entered into a second amended and restated employment agreement with our Chief Executive Officer, Nevan Elam, amending the Employment Agreement between the Company and Mr. Elam dated March 26, 2014. The CEO Second Amended and Restated Employment Agreement provides, among other things, for: (i) an increase in Mr. Elam’s base salary from $390,000 to $450,000 based on current market data; and (ii) an increase in Mr. Elam’s target bonus from 50% to 60% of his annual salary.

Sankaram Mantripragada

On April 1, 2012, we entered into an agreement with Sankaram Mantripragada to serve as Chief Scientific Officer of the Company. Dr. Mantripragada will report to the Chief Executive Officer and under the terms of the employment agreement, Dr. Mantripragada is entitled to receive an annual base salary of two hundred seventy five thousand ($275,000) which increased to two hundred ninety five thousand ($295,000) on January 1, 2013 that is subject to annual adjustment recommended by the Chief Executive Officer and approved by the Compensation Committee, if any, or the Board. Dr. Mantripragada is eligible for one-time bonuses when certain clinical testing has begun. Dr. Mantripragada also is entitled to receive an annual cash bonus of up to forty percent (40%) of his base salary, determined based on specified criteria agreed upon in advance. Dr. Mantripragada is eligible to receive grants of options to purchase shares of our common stock as consideration for services rendered, at the Board’s discretion. Dr. Mantripragada is eligible to participate in all benefit programs available to our executives and employees, including medical and dental benefit plans. Also under the terms of the agreement, Dr. Mantripragada is entitled to reimbursement for reasonable travel and business expenses and receives a monthly automobile allowance. Additionally, at the age of 65, Dr. Mantripragada is entitled to a pension benefit equal to one month’s salary for each year of his employment. If he is terminated other than for cause or due to or after a change of control, all of Dr. Mantripragada’ unvested options will accelerate, and he will continue to receive his then base salary and health insurance for a period of up to twelve months. The agreement also requires Dr. Mantripragada to undertake certain confidentiality, non-competition and non-solicitation obligations.

On March 26, 2014, we entered into an amended and restated employment agreement with Dr. Mantripragada, amending the employment agreement. The amended employment agreement amends the employment agreement to remove the pension benefit owned to Dr. Mantripragada such that Dr. Mantripragada is no longer entitled to a pension benefit at the age of 65 equal to one-month’s salary for each year of employment.

On February 23, 2015, we entered into a second amended and restated employment agreement (the “CSO Second Amended and Restated Employment Agreement”) with our Chief Scientific Officer, Sankaram Mantripragada, amending the CSO Employment Agreement between the Company and Dr. Mantripragada dated March 26, 2014 (the “CSO Employment Agreement”). The CSO Second Amended and Restated Employment Agreement provides, among other things, for: (i) an increase in Mr. Mantripragada’s base salary from $295,000 to $350,000 based on current market data; and (ii) an increase in Mr. Mantripragada’s target bonus from 40% to 45% of his annual salary.

Hoyoung Huh

On January 7, 2015, we entered into an Employment Agreement (the “Employment Agreement”) with Dr. Huh with an effective date of January 1, 2015 (the “Effective Date”). Under the terms of the Employment Agreement, beginning on Effective Date, Dr. Huh will be paid a base salary of $216,000 (the “Base Salary”) per annum payable in accordance with our payroll practices for executives, but no less than once per month. In addition, we agreed to pay Dr. Huh a one-time cash payment of $95,000 in consideration for his efforts to support the Company in the 2014 calendar year. Dr. Huh will also be entitled to earn an annual performance bonus equal to 200% (the “Target Bonus”) of the Base Salary based upon performance criteria set by the Board in its sole discretion. Dr. Huh is also entitled to a one-time transaction related bonus (the “Transaction Bonus”) payable in cash or equity of the Company, subject to the Board’s discretion, equal to three percent (3%) of the gross proceeds of, (i) a Business Combination (as defined in the Employment Agreement), (ii) an equity or debt financing of the Company or (iii) strategic partnerships and collaborations

Morgan Fields

On January 27, 2014, the Company entered into an employment agreement with Morgan Fields (the “CAO Employment Agreement”) to serve as the Controller of the Company. Under the terms of the CAO Employment Agreement Ms. Fields will be entitled to receive an annual base of $100,000 an annual bonus of up to 15% of her base salary based on criteria set by the Company. Ms. Fields is eligible to participate in all benefit programs available to our executives and employees, including medical and dental benefit plans. The agreement also requires Ms. Fields to undertake certain confidentiality obligations. On July 18, 2014, the Board approved the appointment of Ms. Fields to Chief Accounting Officer. The board approved the change in the annual salary to $130,000 and the issuance of additional stock options for 25,000 shares of common stock. All other terms of the original CAO Employment Agreement remain.

On February 23, 2015, we entered into an amended and restated employment agreement (the “CAO Amended and Restated Employment Agreement”) with our Chief Accounting Officer, Morgan Fields, amending the CAO Employment Agreement. The CAO Amended and Restated Employment Agreement provides, among other things, for: (i) an increase in Ms. Fields’ base salary from $130,000 to $145,000 based on current market data; and (ii) an increase in the target bonus from 15% to 25% of her annual salary.

Compensation Committee Interlocks and Insider Participation

We do not have a standing compensation committee, however our entire Board performs similar functions. Because we assumed the employment agreements of Antria Delaware in connection with the Reverse Merger, the Board did not have any deliberations concerning the compensation of our executive officers. All amendments to compensation agreements were approved by the Board. With respect to the amendments to Messrs. Elam and Mantripragada’s employment agreements, Dr. Huh and Dr. Sherman participated in the deliberation of such amendments.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following tables set forth information as of September 26, 2016, regarding the ownership of our common stock by:

•	each person who is known by us to own more than 5% of our shares of common stock; and
•	each named executive officer, each director and all of our directors and executive officers as a group.

The number of shares beneficially owned and the percentage of shares beneficially owned are based on 35,529,097 shares of common stock outstanding as of September 26, 2016.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire beneficial ownership of within 60 days through the exercise of any warrant, stock option, or other right. Shares subject to options that are exercisable within 60 days following September 26, 2016, are deemed to be outstanding and beneficially owned by the optionee for the purpose of computing share and percentage ownership of that optionee but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

Information regarding our Equity Compensation Plan is set forth in above and is incorporated herein by Reference.

	Shares of Common Stock		Percentage of Class
Name and Address of Benefical Owner	Beneficially Owned		Beneficially Owned

Striker Asia Opportunities Fund Corporation(1) c/o 17th Floor, Guandong Investment Tower 148 Connaught Road Central, Hong Kong	4,457,962		11.8%

LRFA, LLC (2) 217 Camino Al Lago Atherton, CA 94027	4,431,225		11.7%

Alpha Venture Capital Partners, LP (3) PO Box 2477 Lakeland, FL 33806	2,115,386		5.8%

pH Pharma Co., Ltd. (4) 2F, Artside Gallery 15 Jahamun-Ro 6-GIL Jongno-Gu, Seoul 03044 Korea	3,692,254		9.9%

Sankaram Mantripragada 1450 Infinite Drive Louisville, CO 80027	1,779,167	(6)	4.9%

Hoyoung Huh (5) 1450 Infinite Drive Louisville, CO 80027	4,991,742	(6)	13.0%

Nevan C. Elam 1450 Infinite Drive Louisville, CO 80027	2,321,010	(6)	6.2%

Morgan Fields 1450 Infinite Drive Louisville, CO 80027	217,189	(6)	0.6%

Barry Sherman 1450 Infinite Drive Louisville, CO 80027	120,104	(6)	0.3%

All current executive officers and directors as a group (6 persons)	13,860,437		31.6%

(1)	Striker Asia Opportunities Fund Corporation is a Cayman Islands corporation. Chung Yuen Ian Huen is the Director and has sole voting and investment power with respect to these shares.

(2)	LRFA, LLC is a Delaware limited liability company. David F. Welch is the president and has sole voting and investment power with respect to the shares. David F. Welch was also appointed as a director of the Board on July 24, 2015.

(3)	Alpha Venture Capital Partners, LP is a Delaware Partnership. Carl C. Dockery is the Manager of the General Partner and has sole voting and investment power with respect to these shares.

(4)	pH Pharma Co., Ltd is a corporation formed in Seoul Korea. Dr. Hoyoung Huh is the CEO and has voting power on behalf of the entity. The Board, chaired by Dr. Huh, has investment power with respect to these shares.

(5)	Hoyoung Huh’s beneficial ownership also includes the shares owned by pH Pharma Co., Ltd as Dr. Huh has a majority ownership in pH Pharma Co., Ltd and also has voting power over the shares.

(6)	Includes the vested portion of the options granted by Antria Delaware that were assumed by the Company in connection with the Reverse Merger and the options granted under the 2014 Stock and Incentive Plan and the 2015 Non Qualified Stock Option Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Advisory Agreement

On July 2, 2012, Antria Delaware and Konus Advisory Group, Inc. (“Konus”) entered into an advisory agreement (the “Advisory Agreement”) whereby Konus agreed to provide Antria Delaware services including, but not limited to, finance and strategy, clinical design, project management and portfolio assessment. Antria Delaware agreed to pay Konus a monthly retainer in the amount of $9,000 per month to cover general and administrative matters plus an hour fee ranging from $100 to $700 per hour for additional services provided to Antria Delaware. On March 11, 2015, the advisory agreement was terminated and the remaining outstanding payable balance due to Konus of $132,339 was written off by Konus.

pH Pharma Collaboration Agreement

On February 29, 2016, we entered into a Strategic Collaboration and License Agreement (“Collaboration Agreement”) with pH Pharma Co., Ltd.(“PH”). Dr. Huh, and officer and Director of the Company is also the CEO of PH and a majority owner. Pursuant to the Collaboration Agreement, the Company conditionally granted PH an exclusive, transferable, license under AB101 patents, patent applications and all other relevant Company intellectual property to manufacture and or offer for sale the Company’s lead product candidate, AB101, in Korea, Cambodia, Laos, Myanmar, Thailand, Malaysia, Singapore and Vietnam (the “License”). The License shall only become effective when PH has purchased a minimum of $8 million of the Company’s securities. In addition, under the terms of the Collaboration Agreement, PH and the Company agree to work together to explore opportunities to utilize the Company’s proprietary microsphere platform for different therapeutic opportunities.

As of June 30, 2016, PH has invested $2 million into the Company and in order for the License to become effective, PH must purchase at least $6 million of the Company’s common stock in one or more private placement transactions at prices to be negotiated in good faith by the parties based on commercially reasonable terms.

pH Pharma Services Agreement

On July 1, 2016, the Company and PH entered into a Master Services Agreement in which PH will perform business development services in Korea for the Company at a price of $10,350 per month.

Review, Approval or Ratification of Transactions with Related Persons

We rely on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of the NASDAQ Stock Market to determine whether our current director or our new directors are independent. We have determined that as of the date of this Annual Report Barry Sherman and David Welch would qualify as “independent” in accordance with the published listing requirements of The NASDAQ Stock Market and for purposes of Section 16 of the Exchange Act. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the Company or any other individual having a relationship which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the Company;

•	the director or a family member of the director accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•	a family member of the director is, or at any time during the past three years was, an executive officer of the Company;

•	the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the Company served on the compensation committee of such other entity; or

•	the director or a family member of the director is a current partner of the Company’s outside auditor, or at any time during the past three years was a partner or employee of the Company’s outside auditor, and who worked on the company’s audit.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock in one or more series, $0.001 par value per share.

Common Stock

As of December 14, 2016, there were [40,952,450] shares of our common stock outstanding held of record by approximately 384 stockholders. In addition, there are outstanding options, warrants and rights to acquire additional shares of common stock.

Holders of the common stock are entitled to one vote per share on all matters submitted to the stockholders for a vote. There are no cumulative voting rights in the election of directors. The shares of common stock are entitled to receive such dividends as may be declared and paid by the Board of Directors out of funds legally available therefor and to share, ratably, in the net assets, if any, of AntriaBio upon liquidation. The stockholders have no preemptive rights to purchase any shares of our capital stock.

The transfer agent for the common stock is VStock, Cedarhurst, New York. Our common stock is traded on the OTCQB and is quoted under the symbol “ANTB.”

Preferred Stock

Our certificate of incorporation authorizes 20,000,000 shares of preferred stock. Our Board is authorized, without further stockholder action, to establish various series of preferred stock from time to time and to determine the rights, preferences and privileges of any unissued series including, among other matters, any dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, the number of shares constituting any such series, and the description thereof and to issue any such shares. There are no issued and outstanding shares of Preferred Stock.

Warrants

For a description of our warrants, please see the Offer to Amend and Exercise.

Recent Sales of Unregistered Securities

In the past three years as of June 30, 2016 and through October 12, 2016, we have offered and sold the following securities in unregistered transactions pursuant to exemptions under the United States Securities Act of 1933, as amended (the “Securities Act”).

1.	On November 14, 2013, we issued a 14% promissory note in the principal amount of $250,000 (the “Note”) to Konus Advisory Group, Inc. (the “Holder”) in order to evidence funds the Holder has agreed to loan to the Company. Pursuant to the terms of the Note, the principal balance of the Note is due at the earlier of, (i) November 1, 2014 or (ii) ten days after the closing of an equity financing that raises at least three million dollars. In connection with the Note, we have also agreed to issue one-sixth of one common share purchase warrant (each a “Warrant”) for each dollar we borrow on the Note. Each Warrant is exercisable into one share of our common stock at an exercise of $7.50 per share, with an expiry date of five years after issuance. The issuance of the Note and the Warrant were made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

2.	On January 14, 2014, we issued 20 of our 8% convertible promissory notes to a number of accredited investors for gross cash proceeds of $2,703,000. Paulson Investment Company, Inc. (“Paulson”) served as our exclusive placement agent. We paid Paulson cash compensation of $270,300 and we also issued Paulson a warrant exercisable into 67,575 shares of our common stock. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

3.	On March 26, 2014, we issued 176,283 shares of our common stock to Konus Advisory Group, Inc. in consideration for part of the outstanding payables balance due. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

4.	On March 31, 2014, we entered into a services agreement in which the compensation for services were 41,667 shares of common stock per month. As of October 31, 2014, we had issued 291,669 shares of common stock at which time the agreement was terminated. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

5.	On March 31, 2014, we issued 3,177,247 shares of our common stock in a unit transaction (the “Unit Financing”) to 80 investors for an aggregate consideration of $4,790,453. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

6.	On April 1, 2014, we issued 1,474,360 shares of our common stock in the Unit Financing to 3 investors for an aggregate consideration of $2,326,000. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

7.	On April 11, 2014, we issued 855,446 shares of our common stock in the Unit Financing to 26 investors for an aggregate consideration of $1,294,480. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

8.	On April 16, 2014, we issued 218,272 shares of our common stock in the Unit Financing to 6 investors for an aggregate consideration of $340,500. We paid Paulson cash compensation of $1,298,857 and we also issued Paulson a warrant exercisable into 223,286 shares of our common stock. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

9.	On September 3, 2014, we issued 1,000 shares of our common stock in consideration for services performed. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

10.	On November 28, 2014, we issued 1,782,783 shares of our common stock in the Unit Financing to 50 investors for an aggregate consideration of $3,298,131. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

11.	On December 31, 2014, we issued 1,960,774 shares of our common stock in the Unit Financing to 23 investors for an aggregate consideration of $3,627,412. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act

12.	On February 28, 2015, we issued 897,004 shares of our common stock in the Unit Financing to 18 investors for an aggregate consideration of $1,659,452. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act

13.	On February 23, 2015, we issued 327,921 shares of our common stock in the Unit Financing to 8 investors for an aggregate consideration of $606,650. We paid Paulson cash compensation of $894,164 and we also issued Paulson a warrant exercisable into 1,477,287 shares of our common stock. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act

14.	On March 31, 2015, we issued 307,798 shares of our common stock in the Unit Financing to 8 investors for an aggregate consideration of $569,426. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

15.	On April 6, 2015, we issued 764,641 shares of our common stock in the Unit Financing to 6 investors for an aggregate consideration of $1,414,585. We paid Paulson cash compensation of $141,585 and we also issued Paulson a warrant exercisable into 347,202 shares of our common stock. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

16.	On April 20, 2015, we issued 37,838 shares of our common stock in consideration for services performed. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

17.	On December 9, 2015, we issued 1,025,699 shares of Series A Preferred Stock in a Series A Financing to 6 investors for an aggregate consideration of $2,000,115. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

18.	On March 2, 2016, we issued 1,716,487 shares of Series A Preferred Stock in a Series A Financing to 6 investors for an aggregate consideration of $3,347,500. We paid the placement agents cash compensation of $230,174 and we also issued warrants exercisable into 414,546 shares of our common stock. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

19.	On April 12, 2016, we issued 512,820 shares of Series A Preferred Stock in a Series A Financing to 1 investor for an aggregate consideration of $1,000,000. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

20.	On April 29, 2016, we issued 161,679 shares of our common stock in the Unit Financing to 3 investors for an aggregate consideration of $177,847. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

21.	On May 31, 2016, we issued 3,001,888 shares of our common stock in the Unit Financing to 26 investors for an aggregate consideration of $3,302,077. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

22.	On June 24, 2016, we issued 715,909 shares to of our common stock in the Unit Financing to 15 investors for an aggregate consideration of $787,500. We paid the placement agent cash compensation of $61,798 and we also issued warrants exercisable into 71,591 shares of common stock. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

23.	On June 28, 2016, we issued 995,543 shares of our common stock in the Unit Financing to 14 investors for an aggregate consideration of $1,095,097. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

24.	On July 29, 2016, we issued 418,182 shares of our common stock in the Unit Financing to 9 investors for an aggregate consideration of $460,000. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

25.	On September 30, 2016, we issued 2,029,454 shares of our common stock in the Unit Financing to 25 investors for an aggregate consideration of $2,232,399. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

26.	On October 6, 2016, we issued 2,376,455 shares of our common stock in the Unit Financing to 24 investors for an aggregate consideration of $2,614,101. We paid the placement agent cash compensation of $339,833 and we also issued warrants exercisable into 978,152 shares of common stock. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

27.	On October 7, 2016, we issued 909,091 shares of our common stock in the Unit financing to 1 investor for an aggregate consideration of $1,000,000. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act.

28.	On October 13, 2016, we issued 50,000 shares of our common stock in the Unit financing to 1 investor for an aggregate consideration of $55,000. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act

ADDITIONAL INFORMATION FURNISHED BY REFERENCE

The Company has included in its Schedule TO, the accompanying Offer to Amend and this Supplemental Company Information the information required by Form 10. The Company incorporates by reference into this Supplemental Company Information the documents listed below and filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

·	Quarterly Report on Form 10-Q for the quarter ended September 30, 2016;
·	Annual Report on Form 10-K for the year ended June 30, 2016
·	Current Reports on Form 8-K filed with the SEC on December 20, 2015, March 2, 2016, June 3, 2016, June 22, 2016, June 29, 2016, July 29, 2016, October 6, 2016 and November 4, 2016

These documents, and all exhibits attached thereto, can be accessed electronically at no cost on the SEC’s website at www.sec.gov. In addition, the Company will provide each holder of an Eligible Warrant a copy of any or all of these documents and any other information that has been incorporated by reference into this Supplemental Company Information upon written or oral request at no cost to the requester. Requests should be directed to Noopur Liffick, AntriaBio, Inc., 1450 Infinite Drive, Louisville, Colorado 80027, email: investor-relations@antriabio.com.